Exhibit 99.9

Blake, Cassel & Graydon LLP Barristers & Solicitors Patent & Trade-mark Agents 199 Bay Street Suite 4000, Commerce Court West Toronto ON M5L 1A9 Canada Tel: 416-863-2400 Fax: 416-863-2653

Leslie Wong
July 12, 2012	Dir: 416-863-4323
leslie.wong@blakes.com

VIA SEDAR	Reference: 75681/16

Ontario Securities Commission

19th Floor, 20 Queen Street West

Toronto, Ontario M5H 2S8

Re: Algonquin Power & Utilities Corp. (the “Issuer”) Re: Project No. 1896529

Dear Sirs/Mesdames:

We are filing today, as a material contract, the Second Amended and Restated 51% Membership Interest Purchase and Sale Agreement by and among Gamesa Energy USA, LLC and Algonquin Power Fund (America) Inc. dated as of December 30, 2011, as amended and restated as of March 8, 2012 and further amended and restated as of June 29, 2012 (the “MIPSA”). Algonquin Power Fund (America) Inc. is a subsidiary entity of the Issuer.

Pursuant to section 12.2(3) of National Instrument 51-102 – Continuous Disclosure Obligations, we have omitted or marked to be unreadable certain sections of the MIPSA. The redacted provisions relate to the allocation of liability as between the parties in the event that certain third party claims are brought. These sections of the MIPSA have been redacted based on the conclusion of an executive officer of the Issuer that disclosure of such provisions would be seriously prejudicial or would violate confidentiality provisions.

In this regard, could you please change the access level of the MIPSA from Private to Public.

Should you have any questions, please feel free to contact the undersigned.

Yours truly,

(signed) “Les Wong”

Les Wong